GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2218/02/LTR

02060506

11 November 2002

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

02 NOV 13 AM 9:36

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclosed herewith a copy of the announcement dated 8 November 2002 *(S$700,000,000 Medium Term Note Programme - Series No. 022 for S$30,000,000 3.30% per annum Unsecured Fixed Rate Notes Due 2005/Series No. 004 for S$100,000,000 5.125% per annum Unsecured Fixed Rate Notes Due 2007/Series No. 003 for S$50,000,000 4.90% per annum Unsecured Fixed Rate Notes Due 2005).*

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 12/12

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

82-3672

MASNET No. 23 OF 08.11.2002
Announcement No. 37

CITY DEVELOPMENTS LIMITED

S$700, 000, 000 Medium Term Note Programme (the "Programme")
1. Series No. 022 For S$30, 000, 000 3.30% Per Annum Unsecured Fixed Rate Notes Due 2005
2. Series No. 004 For S$100, 000, 000 5.125% Per Annum Unsecured Fixed Rate Notes Due 2007
3. Series No. 003 For S$50, 000, 000 4.90% Per Annum Unsecured Fixed Rate Notes Due 2005

We refer to the following unsecured fixed rate notes which were issued pursuant to the S$700,000,000 Medium Term Note Programme of City Developments Limited and pursuant to Rule 747 of the Listing Manual, we hereby announce that:

1. Interest at the fixed rate of 3.30% per annum for the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 022 Notes") issued on 9 May 2002 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 11 November 2002 in respect of the interest period from 9 May 2002 up to but excluding 9 November 2002.

2. Interest at the fixed rate of 5.125% per annum for the S$100,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2007 (the "Series No. 004 Notes") issued on 26 May 2000 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 26 November 2002 in respect of the interest period from 26 May 2002 up to but excluding 26 November 2002.

3. Interest at the fixed rate of 4.90% per annum for the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 003 Notes") issued on 26 May 2000 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 26 November 2002 in respect of the interest period from 26 May 2002 up to but excluding 26 November 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 08/11/2002 to the SGX